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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                                         Commission File Number:

                           NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K [_] Form 11-K [_] Form 20-F [X] Form 10-Q
             [_] Form N-SAR

                         For Period Ended: June 30, 2001
                                          -----------------------------------

       [_] Transition Report on Form 10-K    [_] Transition Report on Form 10-Q
       [_] Transition Report on Form 20-F    [_] Transition Report on Form N-SAR
       [_] Transition Report on Form 11-K

                    For Period Ended:
                                     -----------------------------------

Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant        Midway Airlines Corporation
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Former name (if applicable):
                            ----------------------------------------------------
Address of principal executive office (street and number)
2801 Slater Road, Suite 200
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City, state, and zip code      Morrisville, North Carolina  27560
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[x] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[x] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

               Registrant filed for relief under Chapter 11 of the United States Bankruptcy Code on August 13, 2001 and as a result of changes to our business resulting from these filings, we were unable to timely submit our quarterly filing on Form 10-Q.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

    Jeff Harding                      (919)                     595-6219
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      (Name)                       (Area Code)              (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment.

                           Midway Airlines Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      August 14, 2001                   By:  /s/ Steven Westberg
     ----------------------------               --------------------------------

     Instruction. This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                            ATTACHMENT TO PART IV OF
                                 FORM 12B-25 OF
                           MIDWAY AIRLINES CORPORATION
                      WITH RESPECT TO ITS FORM 10-Q FOR THE
                           QUARTER ENDED JUNE 30, 2001

The Registrant anticipates that it will report a significant and material change in its results of operations for the three months ended June 30, 2001 from the corresponding period for the last fiscal year. The Registrant anticipates that it will report a net loss for the three months ended June 30, 2001 of approximately $7,000,000 compared to net income of $1,500,000 for the three months ended June 30, 2000.

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